May 11, 2005

Mail Stop 0409

William W. McCarten
Chief Executive Officer
DiamondRock Hospitality Company
10400 Fernwood Road, Suite 300
Bethesda, Maryland  20817

Re:	DiamondRock Hospitality Company
      Amendment No. 2 to
      Registration Statement on Form S-11 Filed May 3, 2005
      Registration No. 333-123065

Dear Mr. McCarten:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are concurrently selling shares directly to Marriott. Please confirm that this sale is intended to be covered by the registration statement for this offering, that no offers were made to Marriott prior to filing the registration statement, that no written offers have been made to Marriott since the filing of the registration statement and that you have not and will not, prior to effectiveness of the registration statement, enter into definitive agreement with respect to these shares.

Prospectus Summary, page 1

2. Please include a separate discussion of conflicts of interest as a
result of your relationship with one of your underwriters.  In this
regard, we note from the resale registration statement filed April
4
that you are registering all of the shares of common stock
purchased
or placed by Friedman, Billings, Ramsey & Co., Inc. in your July
2004
private placement, and all of the 3,000,000 shares of common stock purchased by Marriott. In your discussion please describe these arrangements and quantify proceeds to be received by them.

3. We note your statement that the number of shares that Marriot will own will represent 9.8% ownership in Diamondrock. Please revise to explain whether this includes the 3 million shares that are being resold in the concurrent resale registration statement.

Our Acquisition Properties, page 8

4. Please revise footnote 4 to the table to disclose what you mean by
"near term."

Our Distribution Policy, page 13

5. Please disclose the percentage of your initial dividend that you expect will be a return of capital and the percentage that your estimated initial dividend will be of your estimated cash available for distribution.

Dividend Policy and Distributions, page 46

6. Please disclose in the third paragraph the percentage of your initial dividend that you expect will be a return of capital and the percentage that your estimated initial dividend will be of your estimated cash available for distribution.

7. Please revise the bullet points on page 47 to reflect that you are estimating cash available for distribution as of March 25, 2006.

8. Please revise the table to reflect a build-up to "estimated cash available for distribution for the twelve months ending March 25, 2006."

9. Please revise to include disclosure concerning your assumptions used in determining the amount of cash flows used in investing activities during the next twelve months. If this is based on historical expenditures, please disclose the amounts paid during the most recent years in order to support the amount estimated.

10. We understand that, in addition to the $12.2 million required to be funded in your FF&E escrow, you estimate an additional $13.5 million to be used in capital renovation projects of which $6.5 million will come from your use of proceeds from this offering.
If
you intend on using debt financing to cover the additional $7.0 million in capital expenditures please revise to include such amounts in the table along with the cash inflows from the related financing.
However, you should not include the cash flows from this financing if you do not have a signed commitment. Alternatively, if you plan to use existing cash to fund the remaining $7.0 million in capital expenditures, include a note to the table explaining this.

11. Please revise to disclose, in a separate note to the table, your total planned capital expenditures during the next twelve months and sources of cash for such expenditures.

12. If your ratio of intended initial distribution to cash available for distribution exceeds 100%, please identify and disclose the source of funds for such excess distribution.

Dilution, page 50

13. It appears that the "increase in pro forma net tangible book value per share attributable to this offering" in the table is inconsistent with the figure provided in the preceding paragraph.
Please revise or advise.

Selling Stockholders, page 137

14. Please revise footnote 3 to reflect, if accurate, that such selling stockholders purchased shares in the ordinary course of business and, at the time of the purchase of the shares, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

Registration Rights Agreement, page 138

15. Please revise to reflect that the registration rights agreement was filed April 4, 2005.

Underwriting, page 171

16. Please disclose in this section or in the "Selling
Stockholders"
section the fees to be paid to the underwriters by the selling stockholders.

Financial Statements

Unaudited Pro Forma Consolidated Statement of Operations for the
Year
Ended
December 31, 2004, pages F-12 - F-15
Note O, page F-14

17. We note that you recorded an adjustment to reflect a pro forma income tax benefit of $7.1 million on income before taxes of $5.1 million, resulting in an effective rate of 138%, assuming you had elected REIT status as of January 1, 2004. We also note that your effective tax rate during the quarters ended March 25, 2005 and March
26, 2004 was approximately 33.4% and (12%), respectively. Please expand your disclosure to explain the estimates and assumptions used in determining your effective rate and income tax benefit for the year ended December 31, 2004.

18. If your income tax benefit is primarily related to losses incurred at your taxable REIT subsidiary, as disclosed on page F-31, please advise us of the principle differences between income before taxes on a consolidated basis and your loss before income taxes at your taxable REIT subsidiary.

Capital Hotel Investments, LLC
Financial Statements and Notes
Independent Auditors` Report, page F117

19. Please revise to include the auditor`s signature in typed form within the electronic S-11 filing. Refer to Regulation S-T.

Exhibits

Tax Opinion

20. We note your response to comment 25. Please have counsel revise its opinion that the operating partnership will be treated as a "partnership" for federal income tax purposes, assuming limited partners are admitted in accordance with the partnership agreement.

21. Please supplementally advise us what tax certificate covenants must be relied upon in order to issue the opinion. We note that the opinion is already limited to the proposed ownership and operations.

Directed Share Program

22. Please supplementally confirm that funds are not accepted into the accounts prior to effectiveness of the registration statement.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 824-5464 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 942-1964 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-
Advisor,
at (202) 824-5445, or me at (202) 942-1766 with any other
questions.



Sincerely,



Elaine Wolff
Branch Chief



cc:	Gilbert G. Menna (via facsimile)
	Goodwin Proctor LLP



??

??

??

??

DiamondRock Hospitality Company
Page 5